Exhibit 12.01

TALCOTT RESOLUTION LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Successor Company	Predecessor Company
	June 1, 2018 to September 30, 2018	January 1, 2018 to May 31, 2018	Years Ended December 31,
		2018	2017	2016	2015	2014
EARNINGS:
Income before income taxes	$124	$101	$376	$356	$530	$861
Less: Undistributed earnings from limited partnerships and other alternative investments	4	—	—	—	—	—
Add: Total fixed charges, before interest credited to contractholders	—	—	—	—	—	—
Total earnings, before interest credited to contractholders	$120	$101	$376	$356	$530	$861
Interest credited to contractholders [1]	120	253	628	631	682	725
Total earnings	$240	$354	$1,004	$987	$1,212	$1,586

FIXED CHARGES:
Total fixed charges, before interest credited to contractholders	$—	$—	$—	$—	$—	$—
Interest credited to contractholders [1]	120	253	628	631	682	725
Total fixed charges	$120	$253	$628	$631	$682	$725
RATIOS:
Total earnings to total fixed charges [2]	2.0	1.4	1.6	1.6	1.8	2.2

[1]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.

[2]	Ratios of less than one-to-one are presented as “NM” or not meaningful.